

July 30, 2018

Gregory J. Flesher
Chief Executive Officer
Novus Therapeutics, Inc.
19900 MacArthur Blvd., Suite 550
Irvine, California 92612

      Re: Novus Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed July 23, 2018
            File No. 333-226286

Dear Mr. Flesher:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Paik at 202-551-6553 with any questions.

                      Division of Corporation Finance
                      Office of Healthcare & Insurance

cc: Ryan A. Murr, Esq.